EXHIBIT 99.1
Annual Meeting of Shareholders of
TC Energy Corporation (“TC Energy”)

April 29, 2022

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.Election of Directors

By resolution passed via ballot, the following 12 nominees were appointed as Directors of TC Energy to hold office until the next annual meeting of shareholders of TC Energy, or until their successors are earlier elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Michael R. Culbert	688,868,536	99.64	2,494,507	0.36
William D. Johnson	688,999,400	99.66	2,363,644	0.34
Susan C. Jones	688,959,378	99.65	2,403,666	0.35
John E. Lowe	683,751,075	98.90	7,611,969	1.10
David MacNaughton	686,049,234	99.23	5,313,810	0.77
François L. Poirier	690,247,743	99.84	1,115,301	0.16
Una Power	666,909,095	96.46	24,453,949	3.54
Mary Pat Salomone	686,281,911	99.27	5,081,133	0.73
Indira Samarasekera	684,230,909	98.97	7,132,135	1.03
Siim A. Vanaselja	614,128,533	88.83	77,234,511	11.17
Thierry Vandal	686,500,888	99.30	4,862,157	0.70
Dheeraj “D” Verma	690,031,021	99.81	1,332,024	0.19

2.Appointment of Auditors

By a resolution passed via ballot, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of TC Energy until the close of the next annual meeting of shareholders of TC Energy, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
522,350,707	75.33	171,064,300	24.67

3.Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, TC Energy’s approach to Executive Compensation was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
675,474,620	97.70	15,918,656	2.30

4.Approval to Continue the Shareholder Rights Plan

By resolution passed via ballot, the continuation and approval of the amended and restated shareholder rights plan dated April 29, 2022 was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
654,031,921	94.60	37,360,965	5.40